UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-13814

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Cortland Savings and Banking Company

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cortland Bancorp

194 West Main Street

Cortland, Ohio 44410

REQUIRED INFORMATION

Audited financial statements and supplemental schedules of The Cortland Savings and Banking 401(k) Plan including:

THE CORTLAND SAVINGS AND

BANKING COMPANY

401(k) PLAN

AUDIT

OF

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of The Cortland Savings and Banking 401(k) Plan

Cortland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Cortland Savings and Banking 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Cortland Savings and Banking 401(k) Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ S.R. SNODGRASS, A.C.

Wexford, Pennsylvania

June 28, 2012

The Cortland Savings and Banking Company 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	December 31,
	2011	2010
ASSETS
Investments at fair value:
Cortland ER stock fund	$630,503	$449,021
Mutual funds	7,489,449	7,284,428
Personal brokerage accounts	479,014	441,308

Total investments at fair value	8,598,966	8,174,757

Notes receivable from participants	336,027	350,797

NET ASSETS AVAILABLE FOR BENEFITS	$8,934,993	$8,525,554

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking Company 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2011 and 2010

	Years Ended
	December 31,
	2011	2010
ADDITIONS
Contributions:
Employee	$332,360	$314,363
Rollovers	63,299	32,152
Employer	227,797	211,849

Total contributions	623,456	558,364

Investment income:
Net (depreciation) appreciation in the aggregate fair value of investments	(53,724)	717,618
Interest and dividend income	175,195	157,383

Total investment income	121,471	875,001

Total additions	744,927	1,433,365

DEDUCTIONS
Distributions to participants	327,934	676,847
Administrative expense	7,554	6,859

Total deductions	335,488	683,706

NET ADDITIONS	409,439	749,659

Net Assets Available For Benefits Beginning of Year	8,525,554	7,775,895

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$8,934,993	$8,525,554

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 – ACCOUNTING POLICIES

Basis of Presentation

The accompanying Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value as determined by quoted market prices. The market price for Cortland Bancorp common stock (trade symbol CLDB) held in the Cortland ER Stock Fund and Personal Brokerage Accounts is determined by prices quoted on the NASDAQ OTC Bulletin Board. Shares of mutual funds are valued at quoted market prices. All investments held by the Plan during 2011 and 2010 were considered Level I investments under the fair value hierarchy of Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement and Disclosure.

Net Change in Aggregate Fair Value of Investments

In accordance with the policy of stating investments at fair value, the change in the aggregate fair value of investments for the year is reflected in the Statements of Changes in Net Assets Available for Benefits.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s losses and gains on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Cortland Savings and Banking Company (the Bank). No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Bank. Such costs amounted to $28,020 and $27,447 for the years ended December 31, 2011 and 2010, respectively.

NOTE 2 – DESCRIPTION OF PLAN

The following description of The Cortland Savings and Banking Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Cortland Bancorp (the Company) and the Bank. Employees are eligible to participate immediately upon their hire date. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA).

Although it has not expressed any intent to do so, the Bank reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 2 – DESCRIPTION OF PLAN (continued)

Contributions

Participants may make salary deferral contributions at their discretion of annual compensation. Participant contributions may not exceed the dollar limit set by law, which was $16,500 for the years ended 2011 and 2010. The Bank matches each participant’s contributions up to a maximum of 5 percent of the participant’s annual compensation. Additional amounts may be contributed at the discretion of the Board of Directors. The IRS allows individuals who are at least 50 years of age to make catch-up contributions. The maximum amount of the catch-up contributions was $5,500 for each of the years ended 2011 and 2010.

Participant-Directed Accounts

The participant’s elective deferrals, Bank contributions, and an allocation of the Plan earnings and losses are allocated to participant-directed accounts. Allocations are based on participant compensation, contributions and account balances, as defined. The benefit to which a participant is entitled is the fair value of the participant’s account.

Separate Investment Options

Each participant may direct that contributions and earnings be invested in one or more investment options in the Plan. The options are summarized as follows:

Cortland ER Stock Fund

These funds are invested in a unitized fund of Cortland Bancorp common stock. Unitized accounting is a method of valuing a group of assets using units in place of dollars and assigning a unit value on a daily basis. These units are priced daily to determine the fair value of the fund.

Mutual Funds

These funds are invested in various mutual funds offered by the Plan.

Personal Brokerage Accounts

These funds are invested in self-directed brokerage accounts. Charles Schwab and ING Financial Services administer these accounts. All investments are directed by the participant.

Vesting

Participants are immediately vested in their salary deferral contribution, the Bank’s matching contribution, and any earnings or losses thereon.

Payments of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the beneficiary will receive the remainder in the participant’s account as a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made over a period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25%. Rates are determined by 1.00% plus Wall Street Journal Prime. Principal and interest is paid ratably through payroll deductions.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 2 – DESCRIPTION OF PLAN (continued)

Authoritative Accounting Guidance

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. This ASU is not expected to have a significant impact on the Plan’s financial statements.

NOTE 3 – INVESTMENTS

The Plan’s investments are administered by ING National Trust and Huntington Trust through agreements dated March 1, 2001 and May 14, 1999, respectively.

The fair value of investments that represent five percent or more of the Plan’s net assets are as follows:

December 31,
2011
Cortland ER Stock Fund	$630,503
BlackRock Capital Appreciation Fund, Inc.—Class R Shares	1,008,631
ING Fixed Account—Regular	2,613,547
ING Solution 2025 Portfolio—Advisor Class	778,377
Personal brokerage accounts	479,014

TOTAL INVESTMENTS AT FAIR VALUE	$5,510,072

December 31,
2010
Cortland ER Stock Fund	$449,021
American Funds: The Growth Fund of America—Class R-3	1,159,752
ING Fixed Account—Regular	2,052,330
ING Solution 2025 Portfolio—Advisor Class	674,198
Personal brokerage accounts	441,308

TOTAL INVESTMENTS AT FAIR VALUE	$4,776,609

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the years, appreciated (depreciated) as follows:

	FOR THE YEARS ENDED
	DECEMBER 31,
	2011	2010
Cortland ER stock fund	$111,343	$88,318
Mutual funds	(209,459)	568,169
Personal brokerage accounts	44,392	61,131

NET (DEPRECIATION) APPRECIATION IN FAIR VALUE OF INVESTMENTS	$(53,724)	$717,618

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 4 – TAX STATUS

The Plan obtained its latest determination letter on November 7, 2001, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

ING National Trust Company is the Trustee for the Plan, except for Personal Brokerage Accounts for which Huntington Bank is the Trustee. ING Financial Services is the administrator of the Plan. ING is responsible for providing recordkeeping and asset segregation services for the Plan. Charles Schwab is the administrator for the Personal Brokerage Accounts and is responsible for recordkeeping and asset segregation of these accounts.

The Cortland ER Stock Fund is a unitized fund that is composed solely of Cortland Bancorp common stock and cash.

NOTE 6 – CONCENTRATIONS OF RISK

The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Since the assets held by the Plan include Cortland Bancorp common stock, the anticipated assets available for benefits in 2012 will be partially the result of the Company’s future stock market performance, which is subject to various risk factors.

The fair value of Cortland Bancorp common stock held indirectly by the Plan through the Cortland ER Stock Fund and Personal Brokerage Accounts totaled $779,667 and $568,838 at December 31, 2011 and 2010, respectively.

The common stock is thinly traded. Thus, the fair value at the time of sale or purchase may be affected by the number of shares sold or bought, and/or other market conditions.

NOTE 7 – FAIR VALUE MEASUREMENTS

Accounting guidance under ASC Topic 820, Fair Value Measurements and Disclosures, affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The Plan groups assets and liabilities recorded at fair value into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level I considered highest and Level III considered lowest). A brief description of each level follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but which trade less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where inputs into the determination of fair value require significant management judgment or estimation.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Cortland ER Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Personal brokerage accounts: Valued at the closing price reported on the active market on which the individual securities are traded or valued at the NAV of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	December 31, 2011
	Level I	Level II	Level III	Total
Assets:
Cortland ER stock fund	$630,503	$—	$—	$630,503
Mutual funds:
Money market funds	230,371	—	—	230,371
Bond/income funds	3,045,769	—	—	3,045,769
Asset allocation funds	1,046,183	—	—	1,046,183
Balanced funds	281,569	—	—	281,569
Equity funds	2,367,040	—	—	2,367,040
Specialty funds	37,846	—	—	37,846
Global/international funds	480,671	—	—	480,671

Total mutual funds	7,489,449			7,489,449
Personal brokerage accounts	479,014	—	—	479,014

Total assets at fair value	$8,598,966	$—	$—	$8,598,966

	December 31, 2010
	Level I	Level II	Level III	Total
Assets:
Cortland ER stock fund	$449,021	$—	$—	$449,021
Mutual funds:
Money market funds	225,293	—	—	225,293
Bond/income funds	2,426,668	—	—	2,426,668
Asset allocation funds	900,693	—	—	900,693
Balanced funds	269,942	—	—	269,942
Equity funds	2,803,095	—	—	2,803,095
Specialty funds	33,705	—	—	33,705
Global/international funds	625,032	—	—	625,032

Total mutual funds	7,284,428	—	—	7,284,428
Personal brokerage accounts	441,308	—	—	441,308

Total assets at fair value	$8,174,757	$—	$—	$8,174,757

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting guidance under ASC Topic 825, Financial Instruments, requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument. Investments in Cortland ER stock fund, mutual funds, personal brokerage accounts, and notes receivable from participants are considered financial instruments. At December 31, 2011 and 2010, the carrying amounts of these financial instruments approximates fair value.

The Cortland Savings and Banking Company 401(k) Plan

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 34-0165477

Plan Number: 002

December 31, 2011

(a)	(b)	(c)		(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Cost	Current Value
	CORTLAND ER STOCK FUND
*	CORTLAND ER STOCK FUND	Unitized Fund	103,654 Units	N/A	$630,503

	TOTAL CORTLAND ER STOCK FUND				630,503

	MUTUAL FUNDS
*	American Funds: EuroPacific Growth Fund - Class R-3	Mutual Funds	8,464 Units	N/A	292,187
*	American Funds: New Perspective Fund - Class R-3	Mutual Funds	7,323 Units	N/A	188,484
*	American Funds: The Income Fund of America - Class R-3	Mutual Funds	16,850 Units	N/A	281,569
*	Baron Growth Fund - Retail Shares	Mutual Funds	2,355 Units	N/A	120,132
*	BlackRock Capital Appreciation Fund, Inc. - Class R Shares	Mutual Funds	52,698 Units	N/A	1,008,631
*	BlackRock Health Sciences Opportunities Portfolio - Inv. A Shares	Mutual Funds	1,329 Units	N/A	37,846
*	ING Fixed Account - Regular	Mutual Funds	2,613,547 Units	N/A	2,613,547
*	ING GNMA Income Fund - Class A	Mutual Funds	18,710 Units	N/A	171,012
*	ING MidCap Opportunities Fund - Class A	Mutual Funds	16,187 Units	N/A	293,636
*	ING Money Market Fund - Class A	Mutual Funds	230,371 Units	N/A	230,371
*	ING PIMCO Total Return Portfolio - Adviser Class	Mutual Funds	17,616 Units	N/A	202,226
*	ING Russell Large Cap Index Portfolio - Class I	Mutual Funds	21,023 Units	N/A	205,608
*	ING Russell Mid Cap Index Portfolio - Class I	Mutual Funds	3,509 Units	N/A	39,086
*	ING Russell Small Cap Index Portfolio - Class I	Mutual Funds	3,005 Units	N/A	35,340
*	ING Solution 2015 Portfolio - Adviser Class	Mutual Funds	8,169 Units	N/A	85,616
*	ING Solution 2025 Portfolio - Adviser Class	Mutual Funds	74,916 Units	N/A	778,377
*	ING Solution 2035 Portfolio - Adviser Class	Mutual Funds	3,220 Units	N/A	33,742
*	ING Solution 2045 Portfolio - Adviser Class	Mutual Funds	12,900 Units	N/A	136,226
*	ING Solution 2055 Portfolio - Adviser Class	Mutual Funds	1,147 Units	N/A	12,222
*	Lord Abbett Small Cap Value Fund - Class P	Mutual Funds	8,030 Units	N/A	237,767
*	Oppenheimer International Bond Fund - Class N	Mutual Funds	9,529 Units	N/A	58,984
*	Pioneer Equity Income Fund - Class A Shares	Mutual Funds	11,676 Units	N/A	308,702
*	T. Rowe Price Mid-Cap Value Fund - R Class	Mutual Funds	5,596 Units	N/A	118,138

	TOTAL MUTUAL FUNDS				7,489,449

	PERSONAL BROKERAGE ACCOUNTS
	Charles Schwab Personal Brokerage Account	Brokerage Account	N/A	N/A	476,111
	TD Ameritrade	Self-Directed Account	N/A	N/A	2,903

	TOTAL PERSONAL BROKERAGE ACCOUNTS				479,014

	NOTES RECEIVABLE FROM PARTICIPANTS
	Participant Loans	1% + Prime (4.25% to 9.25%)			336,027

	TOTAL NOTES RECEIVABLE FROM PARTICIPANTS

	TOTAL ASSETS				$8,934,993

*	Denotes party-in-interest transaction as the investment is managed by ING.

N/A indicates not applicable

The Cortland Savings and Banking Company 401(k) Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Cortland Savings and Banking 401(k) Plan

/s/ David J. Lucido	Date: June 28, 2012
David J. Lucido
Senior Vice President and
Chief Financial Officer

The Cortland Savings and Banking Company 401(k) Plan

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of Independent Registered Public Accounting Firm – S.R. Snodgrass, A.C.